Filed by Time Warner Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Time Warner Inc.
Commission File No.: 1-15062

Important Information

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between Time Warner and AT&T, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission.  These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Time Warner and AT&T and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the risk that Time Warner's stockholders may not adopt the Merger Agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (6) failure to realize the benefits expected from the proposed transaction, (7) the effect of the announcement of the proposed transaction on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally and (8) potential litigation in connection with the proposed transaction. Discussions of additional risks and uncertainties are and will be contained in Time Warner's and AT&T's filings with the SEC. Neither Time Warner nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transaction, AT&T will file with the SEC a registration statement that includes a preliminary prospectus regarding the transaction and Time Warner will file with the SEC a proxy statement with respect to a special meeting of Time Warner's stockholders to approve the transaction. The definitive proxy statement/prospectus will be mailed to the security holders of Time Warner. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIME WARNER, AT&T AND THE TRANSACTION.

Investors and security holders will be able to obtain these materials, when they are available, and other relevant documents filed with the SEC free of charge at the SEC's website, www.sec.gov. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner's investor relations website. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T's investor relations website.

Certain Information Regarding Participants

Time Warner, AT&T and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Time Warner's directors and executive officers is available in Time Warner's Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 25, 2016, and in its proxy statement for the 2016 Annual Meeting which was filed with the SEC on April 29, 2016. To the extent holdings of Time Warner securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding AT&T's directors and executive officers is available in AT&T's Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 18, 2016 and in its proxy statement for the 2016 Annual Meeting which was filed with the SEC on March 11, 2016. To the extent holdings of AT&T's securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents will be available free of charge from the sources indicated above.

Jeff Bewkes Third Quarter Employee Interview (Transcript)
November 2, 2016

Poppy Harlow: Hey, everyone. Good morning. I'm Poppy Harlow with CNN. With us is Time Warner Chairman and CEO, Jeff Bewkes. Good morning.

Jeff Bewkes : Good Morning Poppy.

Poppy Harlow: Earnings morning. Busy morning for you guys. This morning Time Warner announced third quarter earnings and this comes less than 10 days after the announcement that the Company is being acquired by AT&T. So let's tick through the numbers first and then we'll get to AT&T and that deal in a moment. $7.2 billion in revenue. That's up 9% from a year ago. That's ahead of the street's expectations. $2.1 billion in adjusted operating income. Revenue and adjusted operating income growth at each of our divisions – so Turner, HBO, Warner Bros. and double digit earnings growth across the board. What's driving it?

Jeff Bewkes: It's basically creative excellence across the Company. So if you start with HBO think of the new premieres of Westworld. The Emmys just finished. HBO had more Emmys than any other network for the 15th year in a row. CNN, here we are. Fantastic year at CNN. Right now we are in the season of the election and CNN is doing the best coverage of anyone and whether it is on TV or mobile people are flocking to CNN to get the latest news.

We've got some of the best news shows on cable TV dial at TBS, TNT, we shouldn't forget Adult Swim, which is on a big roll right now. If you go to Warner Bros. we've got at Warner 30 plus shows on broadcast networks and another 30 plus on cable and other kinds of outlets. So the TV side of Warners is, you know, everybody that's watching this is probably watching a number of Warner shows and then go to films. We had Suicide Squad was one of the biggest films of the summer. And right now Sully is the number one film of the fall and if you haven't seen it you ought to go out and watch that movie. It is actually an inspiration.

Poppy Harlow: Yea, I can't wait to see it. I know you value creative independence across the Company. Talk to us about what the AT&T deal will mean for our independence as journalists – if anything will change.

Jeff Bewkes: No. What we need to succeed – we have always built our Company on this – its independence for journalism. Independence for creative voices and authenticity. That's how we attract journalists like you to come and work. That's how we attract audiences because they trust that what we're doing is our best shot at objectivity and depth. And, Randall and the team at AT&T know that very well. They don't want to take the world's leading creator of cutting-edge news stories, leading creator of whether it's films, TV shows, whatever it is and a lot of our partners that come from outside our Company they come to us because they trust our ability to amplify their stories, you know, bring all the platform capabilities that we have.

Poppy Harlow: So the deal with AT&T isn't expected to close for about a year. We've got a ways to go. Until then, as things progress, where can employees inside the Company go to learn more about where things stand and what's happening?

Jeff Bewkes: Well, go to MyTW. We're going to have ongoing updates there. All of us, not just me, but everybody at every level in the Company, we're going to try to keep communicating and figuring out is there anything that's a question we need to answer, we haven't answered yet. The basic answer is, we're going to keep doing what we're doing. We're just going to do it with a little more resources and more ability to innovate, more ability to support the kinds of risks that we take, and I think this will just get better.

Poppy Harlow: What are you doing on November 8th?

Jeff Bewkes: Well, I'll be voting and I think everybody ought to go out and vote however you're going to vote.

Poppy Harlow: And I think they'll be watching CNN.

Jeff Bewkes: Yea, I think you should watch CNN to get the truth.

Poppy Harlow: Thank you.

Jeff Bewkes: Alright. Thanks, Poppy.

Poppy Harlow: Congrats on the numbers.

Jeff Bewkes: Thank you.